SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of February 2008

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

3-1, OTEMACHI 2-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒    Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

NOTICE REGARDING PROGRESS ON NTT EAST’S PLAN TO PROVIDE NEXT-GENERATION NETWORK (“NGN”) COMMERCIAL SERVICES

On February 27, 2008, the registrant filed with the Tokyo Stock Exchange and other stock exchanges in Japan a notice concerning progress on Nippon Telegraph and Telephone East Corporation’s (“NTT East”) plan to provide NGN commercial services. NTT East is a wholly-owned subsidiary of the registrant.

The information included herein contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from any future results that may be derived from the forward-looking statements.

The registrant’s forward-looking statements are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of the registrant in light of information currently available to it regarding the economy and the telecommunications industry in Japan in general. The forward-looking statements regarding the telecommunications industry may be affected by the registrant’s future business operations, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from any future results that may be derived from the forward-looking statements, and the risk factors set forth in the registrant’s various filings with the Securities and Exchange Commission, including its most recently filed Annual Report on Form 20-F.

No assurance can be given that the registrant’s actual results will not vary significantly from any future results that may be derived from the forward-looking statements included herein.

The attached notice is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Koji Ito
Name:	Koji Ito
Title:	General Manager
Finance and Accounting Department

Date: February 27, 2008

February 27, 2008

Company Name: Nippon Telegraph and Telephone Corporation

Representative: Satoshi Miura, President and CEO

(Code No.: 9432, First section of Tokyo, Osaka and Nagoya Stock Exchanges and Fukuoka and Sapporo Stock Exchanges)

Notice Regarding Progress on NTT East’s Plan to Provide Next-Generation Network (“NGN”) Commercial Services

Nippon Telegraph and Telephone East Corporation (“NTT East”), a wholly-owned subsidiary of Nippon Telegraph and Telephone Corporation, has announced today the current status of its plan for providing NGN commercial services. Please see the attached for further details.

For further information, please contact:
(Mr.) Nittono or (Mr.) Araki
Investor Relations Office,
Finance and Accounting Department
Nippon Telegraph and Telephone Corporation
Tel: +81-3-5205-5581
Fax: +81-3-5205-5589

February 27, 2008

NOTICE REGARDING PROGRESS ON PLAN TO PROVIDE NEXT-GENERATION NETWORK (“NGN”) COMMERCIAL SERVICES

Nippon Telegraph and Telephone East Corporation (“NTT East”) has been working in “open collaboration” with partners in different fields and from different industries in connection with its proposed NGN commercial services in order to provide more customers with more convenient and secure IP and broadband services. Today, NTT East is announcing the current status of its plan to provide NGN commercial services.

1.	Names and Charges for Commercial Services

(1)	Name of NGN Commercial Services

Combining the cutting edge nature of NGN and our comprehensive brand name for optical services, “FLET’S Hikari”, NTT East has decided the name for NGN commercial optical broadband services to be “FLET’S Hikari Next.”

(2)	NGN Charge Structures

The charge structures for NGN services will be similar to those for existing services, and the charges for services targeted to content-distribution businesses will be set at the same level as the existing services but with additional quality of service (“QoS”) functions. Our plan is to provide services at price levels that will be convenient for NGN customers, and we hope that these charge structures will allow creation of a variety of services in collaboration with partners in different fields and industries.

2.	Timing of Commercialization and Areas of Deployment

NTT East plans to introduce FLET’S and Hikari Denwa services in certain areas of Tokyo, Kanagawa, Chiba and Saitama Prefectures (i.e. NGN field trial areas) at the end of March 2008, and will begin deployment in ordinance-designated cities and cities with prefectural government offices by the third quarter of the fiscal year ending March 31, 2009.

Thereafter, the expansion is planned to cover NTT East’s current B FLET’S service area by the end of fiscal year ending March 31, 2011.

*	For further details on items 1 and 2 above, please see the attached reference materials.

Note: Service charges and other conditions for provision of services as set forth on these pages (including the reference materials) indicate charges and other conditions contemplated as of February 27, 2008. Actual service charges and conditions for the proposed NGN commercial services commencing at the end of March 2008 may be different.

For more information, please contact:
NGN PT
Nippon Telegraph and Telephone East Corporation
Tel: +81-3-5359-2102

Progress on Plan to Provide Next-Generation Network (“NGN”) Commercial Services February 27, 2008 Nippon Telegraph and Telephone East Corporation (“NTT East”) (Reference)

Main Charge Structure (Tentative)
1.  Charges for Proposed NGN Commercial Services (1)
Combining the cutting edge nature of NGN and our comprehensive brand name for optical services, “FLET’S Hikari”, the proposed optical broadband service will be called “FLET’S Hikari Next.”
Charge structures for NGN services will be similar to those of existing products.  NTT East plans to offer charges for content-
distribution businesses at the same level as existing charges but the services provided will be enhanced by the addition of
Quality of Service (“QoS”) functions.  NTT East plans to provide charge structures which will be convenient for customers and will enable collaboration with different businesses and industries to create a variety of services.
NTT East also plans to provide more reliable networks to the customers by using highly-dependable carrier grade equipment, providing redundant telecommunications lines and equipment, and securing larger capacity.
Hyper Family Type
Mansion Type
Business Type
Hikari Denwa Business Type
B FLET’S
Optical
Broadband
Service
Category
For single-dwelling unit
<Family Type> (up to 100 Mbps)
For office
<Business Type>
(up to approx. 1GB)
0AB-J
I P Telephone/
Video Telephone
The same as existing services
e.g. Single-dwelling unit : JPY 4,100 /month
(incl. tax: JPY 4,305 /month)
Multi-dwelling unit (Plan 1) : JPY 2,900 /month
(incl. tax:  JPY 3,045 /month)
The same as existing services
: Planned for March 2008 : Planned for future
[Legends] Underlined in red: New function
Service Name
FLET’S Hikari Next
Under Consideration Under consideration For large commercial entity
<• •
•>: Type name
Existing Service
Hikari Denwa /
Hikari Denwa
Office Type
For private customers/small to
medium enterprise
Voice
communi-
cations
Video
telephony
High quality
[7Khz]
The same as existing services
Hikari Denwa:  JPY 500 /month (incl. tax: JPY 525 /month)
Hikari Denwa Office Type:  JPY 1,300 /month
(incl. tax: JPY 1,365 /month)
Basic
charge
Communi-
cation
Charge
The same as existing services
JPY 8 /3 min  (incl. tax: JPY 8.4 /3 min)
Standard quality
Communi-
cation
Charge
The same as existing services
JPY 15 /3 min (incl. tax: JPY 15.75 /3 min)
HD quality
Communi-
cation
Charge
Standard quality
SD quality
JPY 100 /3 min  (incl. tax: JPY 105 /3 min)
Voice communications
Hikari Denwa
/
Hikari Denwa
Office Type
NA
Standard quality
Video telephony
NA
Standard type
(Office type not provided)
NA
* Hikari Denwa: Hikari
(Fiber-based) IP phone services provided by NTT
East and NTT West
Increase reliability
by:
-Traffic control per
area
-Ensuring material
telecommunication,
etc.
For multi-dwelling unit
<Mansion Type> (up to 100 Mbps)

VPN
CUG type/ Center-end type
* Individual contract per line
Under consideration
At or below existing services
Basic charge (fixed charge at different bandwidth)
e.g. 1G center line (intra-prefectural): JPY 1.164 million /month
(incl. tax:  JPY 1.2222 million /month)
FLET’S Office
N/A
CUG type/Center-end type
* Individual contract per line
Under consideration
FLET’S VPN Wide
FLET’S Group Access
QoS
Under consideration
Center-end type
* One time contract at the center
1.  Charges for Proposed NGN Commercial Services (2)
Content
Distribution
Service
Unicast transmission
Multicast transmission
* Provided as an additional
function to Unicast
transmission
Unicast transmission
Digital Terrestrial Television
IP retransmission business
At or below existing services
Basic charge (fixed charge at different bandwidth)
e.g. 1G single: JPY 2.8 million /month
(incl. tax: JPY 2.94 million /month)
The same level as existing services
Basic charge (fixed charge at different bandwidth)
+Additional charge (pro rata)
e.g. 1G single:
In addition to the basic charge of Unicast above,
JPY 2.5 million/month + JPY 200 /delivery per month
(incl. tax: JPY 2.625 million/month
+ JPY 210 /delivery per month)
JPY 200
/month (note)
(incl. tax:
JPY 210 /month)
Introduction of a new charge for
retransmission business
FLET’S .Net EX
FLET’S .Net Ex
N/A
N/A
Ethernet
Service
Wide-area Ethernet communication
Below existing services within prefecture
Fixed charge for within Message Area, within prefecture
and inter-prefecture depending on the bandwidth
e.g.  100M (intra-prefectural communication):  Approx. JPY 200,000 /month
(incl. tax:  Approx. JPY 210,000 /month)
100M (inter-prefectural communication):  Approx. JPY780,000 /month
(incl. tax:  Approx. JPY 820,000 /month)
* The charges are examples of model subscription per one access line
Business Ethernet
(intra-prefectural)
: Planned for March 2008
: Planned for future
Legend
Underlined in red: New function (note) – requires Hikari Denwa
FLET’S Cast
Business Ethernet
Wide
Main Charge Structure (Tentative)
Category Service Name
Existing Service
Best
Effort
QoS
QoS
The same level as existing Unicast transmission
Basic Charge (fixed charge at different band)
+ Additional charge (pro rata)
e.g. 1G single: JPY 3 million /month
(incl. tax:  JPY 3.15 million /month)
+ transmission charge pro rata per minute in
excess of a certain hours
FLET’S VPN Gate
Digital Terrestrial
Television
IP Retransmission
Business
JPY 0
/month
JPY 0
/month
Additional fee to be
paid by customers
receiving the
services
Charges to be paid by the service providers
Best
Effort
(intra-prefectural &
inter-prefectural)

FLET’S
&
“Hikari Denwa
*3
”
Services
FY 2008
FY 2009
FY 2010
Expansion to entire current
B FLET’S service area by the
end of fiscal year ending
March 31, 2011
Ethernet
Service
Service rollout
according to user needs
07
Launch in certain areas in Tokyo
Rollout in the 23 wards of Tokyo, Yokohama,
Kawasaki, Chiba and Saitama
Rollout in Sapporo, Sendai,
Niigata and other cities with size
equivalent to prefectural capital
Expansion in major cities nationwide
including ordinance-designated cities and
the cities with prefectural capital
2. NGN Commercialization and Deployment
FLET’S series
*1
and Hikari Denwa series
*2
Begin commercialization in certain areas of Tokyo, Kanagawa, Chiba and Saitama (NGN field trial areas
*3
) at the
end of March 2008
Begin full-scale deployment from the second quarter of the fiscal year ending March 31, 2009 and start the rollout in ordinance-designated cities and other cities with size equivalent to prefectural capital by the third quarter
By the end of the fiscal year ending March 31, 2011, expand the services to cover the entire current B FLET’S service area
*1 Services for optical broadband, content delivery business and VPN
*2   OAB-J IP Telephone / Video telephone
*3   Areas include NTT’s buildings, Otemachi FS, TTC Ariake, Shinjuku, Shin-yodoyabashi, Ushigome, Tsurumaki, Shinagawa, and Shirokane in Tokyo, Totsuka and
Yokosuka Annex in Kanagawa, Makuhari in Chiba, and Urawa-joban in Saitama
** “FY” in this material represents one fiscal year which is a 12-month period beginning on April 1 of the year indicated and ending on March 31 of the year subsequent to the year indicated.
Launch in certain areas of Tokyo, Kanagawa, Chiba and Saitama